UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934
(Amendment No. )*

SPIRIT AIRLINES, INC.
(Name of Issuer)

Common Stock, $0.0001 par value per share
(Title of Class of Securities)

848577102
(CUSIP Number)

December 31, 2011
(Date of Event which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

[X]           Rule 13d-1(b)

[   ]           Rule 13d-1(c)

[   ]           Rule 13d-1(d)

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Continued on following pages
Page 1 of 11 Pages
Exhibit Index:  Page 10

CUSIP No. 848577102	Page 2 of 11 Pages

1.	Names of Reporting Persons. ANCHORAGE CAPITAL GROUP, L.L.C.
2.	Check the Appropriate Box if a Member of a Group (a) [ ] (b) [ ]
3.	SEC Use Only
4.	Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power	0
	6.	Shared Voting Power	5,118,976
	7.	Sole Dispositive Power	0
	8.	Shared Dispositive Power	5,118,976
9.	Aggregate Amount Beneficially Owned by Each Reporting Person 5,118,976
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) [ ]
11.	Percent of Class Represented by Amount in Row (9) 7.6%
12.	Type of Reporting Person: OO, IA

CUSIP No. 848577102	Page 3 of 11 Pages

1.	Names of Reporting Persons. ANCHORAGE ADVISORS MANAGEMENT, L.L.C.
2.	Check the Appropriate Box if a Member of a Group (a) [ ] (b) [ ]
3.	SEC Use Only
4.	Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power	0
	6.	Shared Voting Power	5,118,976
	7.	Sole Dispositive Power	0
	8.	Shared Dispositive Power	5,118,976
9.	Aggregate Amount Beneficially Owned by Each Reporting Person 5,118,976
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) [ ]
11.	Percent of Class Represented by Amount in Row (9) 7.6%
12.	Type of Reporting Person: OO, HC

CUSIP No. 848577102	Page 4 of 11 Pages

1.	Names of Reporting Persons. ANTHONY L. DAVIS
2.	Check the Appropriate Box if a Member of a Group (a) [ ] (b) [ ]
3.	SEC Use Only
4.	Citizenship or Place of Organization United States of America
Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power	0
	6.	Shared Voting Power	5,118,976
	7.	Sole Dispositive Power	0
	8.	Shared Dispositive Power	5,118,976
9.	Aggregate Amount Beneficially Owned by Each Reporting Person 5,118,976
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) [ ]
11.	Percent of Class Represented by Amount in Row (9) 7.6%
12.	Type of Reporting Person: IN, HC

CUSIP No. 848577102	Page 5 of 11 Pages

1.	Names of Reporting Persons. KEVIN M. ULRICH
2.	Check the Appropriate Box if a Member of a Group (a) [ ] (b) [ ]
3.	SEC Use Only
4.	Citizenship or Place of Organization Canada
Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power	0
	6.	Shared Voting Power	5,118,976
	7.	Sole Dispositive Power	0
	8.	Shared Dispositive Power	5,118,976
9.	Aggregate Amount Beneficially Owned by Each Reporting Person 5,118,976
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) [ ]
11.	Percent of Class Represented by Amount in Row (9) 7.6%
12.	Type of Reporting Person: IN, HC

Page 6 of 11 Pages

Item 1(a).	Name of Issuer:

Spirit Airlines, Inc. (the “Issuer”)

Item 1(b).	Address of Issuer's Principal Executive Offices:

2800 Executive Way, Miramar, Florida  33025

Item 2(a).	Name of Person Filing:

This Statement is filed on behalf of each of the following persons (collectively, the “Reporting Persons”):

i)	Anchorage Capital Group, L.L.C. ("Capital Group");

ii)	Anchorage Advisors Management, L.L.C. ("Management");

iii)	Anthony L. Davis ("Mr. Davis"); and

iv)	Kevin M. Ulrich ("Mr. Ulrich").

This statement relates to Shares (as defined herein) held for the account of Anchorage Illiquid Opportunities Master Fund, L.P., a Cayman Islands exempted company incorporated with limited liability (“Illiquid Opportunities”) and Anchorage Illiquid Opportunities Master Fund II, L.P., a Cayman Islands exempted company incorporated with limited liability (“Illiquid Opportunities II”). Capital Group is the investment advisor to each of Illiquid Opportunities and Illiquid Opportunities II. Management is the sole managing member of Capital Group. Mr. Davis is the President of Capital Group and a managing member of Management, and Mr. Ulrich is the Chief Executive Officer of Capital Group and the other managing member of Management.

Item 2(b).	Address of Principal Business Office or, if None, Residence:

The address of the principal business office of each of the Reporting Persons is 610 Broadway, 6th Floor, New York, NY 10012.

Item 2(c).	Citizenship:

i)	Capital Group is a Delaware limited liability company;

ii)	Management is a Delaware limited liability company;

iii)	Mr. Davis is a citizen of the United States of America; and

iv)	Mr. Ulrich is a citizen of Canada.

Item 2(d).	Title of Class of Securities:

Common Stock, $0.0001 par value per share (“Shares”)

Page 7 of 11 Pages

Item 2(e).	CUSIP Number:

848577102

Item 3.	If This Statement is Filed Pursuant to §§240.13d-1(b) or 240.13d-2(b) or (c),

(e) [X] An investment adviser in accordance with §240.13d-1(b)(1)(ii)(E).

(g) [X] A parent holding company or control person in accordance with §240.13d-1(b)(1)(ii)(G).

Item 4.	Ownership:

Item 4(a)	Amount Beneficially Owned

As of December 31, 2011, each of the Reporting Persons may be deemed the beneficial owner of 5,118,976 Shares upon conversion of 5,118,976 shares of the Issuer’s non-voting common stock, which amount includes:  (A) 3,644,711 shares of non-voting common stock held for the account of Illiquid Opportunities; and (B) 1,474,265 shares of non-voting common stock held for the account of Illiquid Opportunities II.

Item 4(b)	Percent of Class:

As of December 31, 2011, each of the Reporting Persons may be deemed the beneficial owner of approximately 7.6% of Shares outstanding. (There were 61,954,076 Shares outstanding as of December 21, 2011, according to the Issuer’s Form S-1/A, filed December 22, 2011. Each of the Reporting Persons may be deemed the beneficial owner of 5,118,976 Shares upon conversion of 5,118,976 shares of the Issuer’s non-voting common stock. Pursuant to Rule 13d-3(d)(1)(i)(D), such Shares have been added to the Issuer's number of Shares outstanding for the purpose of calculating the beneficial ownership percentage herein, for a total of 67,073,052 Shares outstanding.)

Item 4(c)	Number of Shares of which such person has:

Capital Group, Management, Mr. Davis, Mr. Ulrich:
(i) Sole power to vote or to direct the vote:	0
(ii) Shared power to vote or to direct the vote:	5,118,976
(iii) Sole power to dispose or to direct the disposition of:	0
(iv) Shared power to dispose or to direct the disposition of:	5,118,976

Page 8 of 11 Pages

Item 5.	Ownership of Five Percent or Less of a Class:

This Item 5 is not applicable .

Item 6.	Ownership of More than Five Percent on Behalf of Another Person:

See disclosure in Items 2 and 4 hereof.  Certain funds listed in Item 2(a) have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Shares covered by this statement that may be deemed to be beneficially owned by the Reporting Persons.  Such interest of Illiquid Opportunities relates to more than 5 percent of the class of Shares.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company or Control Person:

See disclosure in Item 2 hereof.

Item 8.	Identification and Classification of Members of the Group:

This Item 8 is not applicable.

Item 9.	Notice of Dissolution of Group:

This Item 9 is not applicable.

Item 10.	Certification:

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

Page 9 of 11 Pages

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

ANCHORAGE CAPITAL GROUP, L.L.C.

By: Anchorage Advisors Management, L.L.C., its Managing Member

By: /s/ Kevin M. Ulrich
Name: Kevin M. Ulrich
Title: Managing Member

ANCHORAGE ADVISORS MANAGEMENT, L.L.C.

By: /s/ Kevin M. Ulrich
Name: Kevin M. Ulrich
Title: Managing Member

ANTHONY L. DAVIS

/s/ Anthony L. Davis

KEVIN M. ULRICH

/s/ Kevin M. Ulrich

February 14, 2012

Page 10 of 11 Pages

EXHIBIT INDEX

Ex.		Page No.

A	Joint Filing Agreement	11

Page 11 of 11 Pages

EXHIBIT A

JOINT FILING AGREEMENT

The undersigned agree that the statement on Schedule 13G with respect to the Common Stock of Spirit Airlines, Inc., dated as of February 14, 2012, is, and any amendments thereto (including amendments on Schedule 13D) signed by each of the undersigned shall be, filed on behalf of each of them pursuant to and in accordance with the provisions of Rule 13d-1(k) under the Securities Exchange Act of 1934, as amended.

ANCHORAGE CAPITAL GROUP, L.L.C.

By: Anchorage Advisors Management, L.L.C., its Managing Member

By: /s/ Kevin M. Ulrich
Name: Kevin M. Ulrich
Title: Managing Member

ANCHORAGE ADVISORS MANAGEMENT, L.L.C.

By: /s/ Kevin M. Ulrich
Name: Kevin M. Ulrich
Title: Managing Member

ANTHONY L. DAVIS

/s/ Anthony L. Davis

KEVIN M. ULRICH

/s/ Kevin M. Ulrich

February 14, 2012